EXHIBIT 11 - STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS





                                                 Year Ended
                                 January 28,     January 29,     January 30,
                                    1995            1994            1993

Average shares outstanding       112,999,406     112,749,923     111,878,212
Net effect of dilutive stock options
  based on the treasury stock method
  using average market price          14,592          58,339         414,363

Total                            113,013,998     112,808,262     112,292,575


Net income                      $251,790,500    $241,133,700    $236,430,300
Less preferred dividends             (22,000)        (22,000)        (22,000)

Income available to
 common shares                  $251,768,500    $241,111,700    $236,408,300

Per share                              $2.23           $2.14           $2.11


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